82-4436

Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

September 18, 2002

02055017

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

02 SEP 25 AM 9:30

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
<u>Your File Number 82-4436</u>

SUPPL

We enclose on behalf of the Corporation the following documents:

1. Interim Report for the six months ended May 31, 2002
2. Press Release dated August 1, 2002
3. Material Change Report dated August 2, 2002
4. Insider Report of Lorne Albaum dated September 12, 2002
5. Insider Report of Glen Erikson dated September 12, 2002

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

ALBAUM & ASSOCIATES

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Lorne H. Albaum

/bb

dlw 9/25

Enclosures

82-4436

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - SIX MONTHS ENDED MAY 31, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

02 SEP 25 AM 9:30

	2002	2001
ASSETS		
Current		
Cash	$ 27,956	$ -
Prepaid expenses	38,775	-
	66,731	-
Capital assets - net *(Note 3)*	6,113	-
Mineral resource properties *(Note 4)*	17,301	17,301
	23,414	17,301
	$ 90,145	$ 17,301
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 583,347	$ 258,229
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 6)*	3,702,744	3,702,744
Deficit	(4,195,946)	(3,943,672)
	(493,202)	(240,928)
	$ 90,145	$ 17,301

See Status of Operations Note 1

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

SIX MONTHS ENDED MAY 31, 2002
(With comparative figures for six months ended May 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	Three month period ended May 31, 2002	Year to date ended May 31,2002	Three month period ended May 31, 2001	Year to date ended May 31, 2001
Revenue:				
Gain on sale of marketable securities	$ -	$ -	$ -	$ 5,106
Expenses:				
Professional fees	**101,626**	**102,726**	100	1,100
Depreciation expense	**157**	**157**	2,499	4,998
Operating, administrative and general	**49,391**	**49,391**	-	-
Management fees *(Note 5(a))*	**50,000**	**100,000**	25,800	51,600
	201,174	**252,274**	28,399	57,698
Net loss for the period	**$ (201,174)**	**$ (252,274)**	$ (28,399)	$ (52,592)
Loss per share	**$ (0.01)**	**$ (0.01)**	$ -	$ -

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at May 31, 2002 and the interim consolidated statements of operations, deficit and cash flows for the six months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
July 26, 2002

Wasserman Ramsay
Chartered Accountants

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

SIX MONTHS ENDED MAY 31, 2002
(With comparative figures for six months ended May 21, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
Deficit, beginning of period	$(3,943,672)	$ (3,757,372)
Net loss for the period	(252,274)	(52,592)
Deficit, end of period	$(4,195,946)	$ (3,809,964)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED MAY 31, 2002
(With comparative figures for six months ended May 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	Three month period ended May 31, 2002	Year to date ended May 31,2002	Three month period ended May 31, 2001	Year to date ended May 31, 2001
Cash provided by (used in) the following activities:				
Operations:				
Net loss for the period	$ (201,174)	$ (252,274)	$ (28,399)	$ (52,592)
Add: Items not involving an outlay of cash				
Gain on sale of marketable securities	-	-	-	(5,106)
Depreciation	157	157	2,499	4,998
Net change in non-cash working capital items	235,243	286,343	25,900	47,165
	34,226	34,226	-	(5,535)
Investing:				
Purchase of capital assets	(6,270)	(6,270)	-	-
Proceeds from sale of marketable securities	-	-	-	5,535
	(6,270)	(6,270)	-	5,535
Net change in cash during and end of the period and cash end of period	$ 27,956	$ 27,956	$ -	$ -

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2002

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., and Ungava Capital Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom. The Company is currently engaged in an arbitration proceeding to obtain relief against Canadian Royalties Inc, including the termination of the January 12, 2001 Option and Joint Venture Agreement (see Note 4) by reason of breach of trust.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At May 31, 2002 the Company has a working capital deficiency of $516,616 (2001 - $258,229). The Company has been able to discharge its liabilities by securing cash advances from a director and his spouse (see note 5). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property or otherwise raise capital.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Furniture and fixtures	20% declining balance

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2002

UNAUDITED - SEE NOTICE TO READER

6. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance May 31, 2002 and November 30, 2001	18,204,190	$ 3,702,744

No shares were issued during the period.

7. Stock options and share purchase warrants:

As at May 31, 2002 there are 950,000 (2001 - 950,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

8. Income taxes:

The Company has available approximately $1,626,684 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

9. Comparative figures:

Certain comparative figures were reclassified to agree with the presentation adopted in this quarter.

10. Subsequent events:

a) The management agreement with a director for fees of $16,667 per month was terminated and replaced with a consulting arrangement which provides for fees of $8,000 per month, on a month-to-month basis, effective July 1, 2002 (see Note 5).

b) The Company is pursuing an arbitration with Canadian Royalties Inc. to have, among other things, the Option and Joint Venture Agreement terminated (see note 4).

c) The Company has caused a Statement of Claim to be issued against certain parties in Ontario. The Company claims substantial damages for breach of contract by the defendants. The Defendants have issued a statement of defence.

PRESS RELEASE

01 August 2002

For immediate Release

UNGAVA MINERALS CORP. DELIVERS AMENDED STATEMENT OF CLAIMS IN ARBITRATION AGAINST CANADIAN ROYALTIES INC.

Ungava Minerals Corp., (the Company), wishes to advise that it has delivered to the arbitrator for his approval an amended Statement of Claim against Canadian Royalties Inc., "CRI" which incorporates allegations relating to facts discovered by the Company in the course of production ordered in the arbitration, together with new and more far reaching requests for relief. The arbitration is currently scheduled to commence 12 August 2002.

The Company has learned that CRI trespassed onto the Ungava Property no later than September 2000 and that it made a discovery of PGMs and copper in peridodite. This discovery was made in the vicinity of the TK massive sulphide discovery announced in October 2001 by CRI. Both discoveries are on the acreage whose transfer to CRI occasioned the calling of the arbitration.

Following the September 2000 discovery, CRI acquired the Phoenix Property which abuts the Ungava Property in the vicinity of the discovery. CRI then contacted the Company to purchase or option the Ungava Property. CRI did not disclose the September 2000 trespass or discovery to the Company at the time of negotiations.

The Company has also learned that the Mungall 2001 Report, produced for CRI, in June 2001, was prepared for the purpose of informing prospective investors in CRI as to the potential of the Ungava Property. Some of the assay results and interpretive conclusions

from the Mungall Report were released by CRI in its 13 August 2001 Press Release. The Company reiterates in the amended Statement of Claim that it was entitled to timely receipt of the Wares 2001 Report and the Mungall 2001 Report and that it is entitled to have part of the Ungava Property retransferred to it.

The Company now seeks not only the return of the part of the Ungava Property wrongfully obtained by CRI, but also termination of the Option and Joint Venture Agreement between the Company and CRI, transfer to the Company of the entire Phoenix Property because it was wrongfully acquired by CRI while in possession of information obtained arising out of the September 2000 trespass and discovery on the adjacent Ungava Property, delivery to the Company of all samples, maps, data, etc. respecting either the Ungava Property or the Phoenix Property and its costs on a full indemnity basis.

The amended Statement of Claim referred to herein will be filed with SEDAR as part of the Material Change Report filed in respect of this Press Release.

-30-

Lorne H. Albaum, President of the Company may be contacted at
(416) 304-1474 for follow-up.

82-4436

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

August 1, 2002 – Delivery of Amended Statement of Claim

Item 3 – News Release

A press release pertaining to the delivery of an Amended Statement of Claim in connection with the arbitration proceeding with Canadian Royalties Inc. was issued on August 1, 2002.

Item 4 – Summary of Material Change

See copy of press release attached.

Item 5 – Full Description of Material Change

On August 1, 2002, Ungava Minerals Corp. announced that it has delivered to the arbitrator for his approval an Amended Statement of Claim against Canadian Royalties Inc. which incorporates allegations relating to facts discovered by the company in the course of production ordered in the arbitration.

Attached is the amended statement of claim.

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the S*ecurities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 2nd day of August, 2002.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

PRESS RELEASE

01 August 2002

For immediate Release

UNGAVA MINERALS CORP. DELIVERS AMENDED STATEMENT OF CLAIMS IN ARBITRATION AGAINST CANADIAN ROYALTIES INC.

Ungava Minerals Corp., (the Company), wishes to advise that it has delivered to the arbitrator for his approval an amended Statement of Claim against Canadian Royalties Inc., "CRI" which incorporates allegations relating to facts discovered by the Company in the course of production ordered in the arbitration, together with new and more far reaching requests for relief. The arbitration is currently scheduled to commence 12 August 2002.

The Company has learned that CRI trespassed onto the Ungava Property no later than September 2000 and that it made a discovery of PGMs and copper in peridodite. This discovery was made in the vicinity of the TK massive sulphide discovery announced in October 2001 by CRI. Both discoveries are on the acreage whose transfer to CRI occasioned the calling of the arbitration.

Following the September 2000 discovery, CRI acquired the Phoenix Property which abuts the Ungava Property in the vicinity of the discovery. CRI then contacted the Company to purchase or option the Ungava Property. CRI did not disclose the September 2000 trespass or discovery to the Company at the time of negotiations.

The Company has also learned that the Mungall 2001 Report, produced for CRI, in June 2001, was prepared for the purpose of informing prospective investors in CRI as to the potential of the Ungava Property. Some of the assay results and interpretive conclusions

from the Mungall Report were released by CRI in its 13 August 2001 Press Release. The Company reiterates in the amended Statement of Claim that it was entitled to timely receipt of the Wares 2001 Report and the Mungall 2001 Report and that it is entitled to have part of the Ungava Property retransferred to it.

The Company now seeks not only the return of the part of the Ungava Property wrongfully obtained by CRI, but also termination of the Option and Joint Venture Agreement between the Company and CRI, transfer to the Company of the entire Phoenix Property because it was wrongfully acquired by CRI while in possession of information obtained arising out of the September 2000 trespass and discovery on the adjacent Ungava Property, delivery to the Company of all samples, maps, data, etc. respecting either the Ungava Property or the Phoenix Property and its costs on a full indemnity basis.

The amended Statement of Claim referred to herein will be filed with SEDAR as part of the Material Change Report filed in respect of this Press Release.

-30-

Lorne H. Albaum, President of the Company may be contacted at
(416) 304-1474 for follow-up.

A R B I T R A T I O N

BETWEEN :

UNGAVA MINERAL EXPLORATION INC.

-and-

UNGAVA MINERALS CORP.

Claimants

-and-

CANADIAN ROYALTIES INC.,

Defendant

AMENDED STATEMENT OF CLAIM OF UNGAVA MINERAL EXPLORATION INC. AND UNGAVA MINERALS CORP.

Section 1: introduction

1. This matter concerns whether the Defendant, Canadian Royalties Inc. (hereinafter referred to as "CRI") has failed to satisfy or discharge its obligations in favour of the Claimants Ungava Mineral Exploration Inc. and Ungava Minerals Corp. (hereinafter sometimes collectively referred to as "Ungava") created under an Option and Joint Venture Agreement between CRI, Ungava Exploration Inc., Ungava Minerals Corp., Gogama Gold Inc. and 582556 Alberta Inc., dated January 12th, 2001 (hereinafter referred to as the "Agreement"). Furthermore, this matter concerns whether CRI has failed to honour its obligations towards Ungava to act in good faith in the course of the negotiations which led to the conclusion of the Agreement and to act in good faith towards Ungava during the currency of the Agreement. A copy of the Agreement is filed in support hereof as Exhibit **P-1**.

The Agreement establishes the terms and conditions under which CRI would have access to and control of an Ungava Trough, Quebec, property described in the Agreement as Permit 970 and surrounded mining claims and the right to earn an interest in the said property. The Agreement provides *inter alia* that all disagreements or disputes arising between the parties which directly or indirectly arise from the Agreement shall be definitively settled by arbitration and Ungava hereby claims arbitration thereunder in respect of certain matters.

Section 2: the contract in relation to which the dispute arises

2. The Agreement essentially provides for the following;

3. Ungava Mineral Exploration Inc. ("UMEI") is a Quebec corporation and wholly owned subsidiary of Ungava Minerals Corp. At the time the Agreement was entered into, UMEI held all the rights and interest in a mining permit designated Permit 970 and 29 surrounded mining claims located in Ungava, Quebec (the "Ungava Property");

4. The definition of Property in the Agreement, at article 1.1 q), defines it as the permit and claims described in its Schedule A and any mineral leases or other interests into which such permit may have been converted. Property defined as "Property" in the said Agreement is herein referred to as the "Ungava Property";

5. Under the Agreement, at article 2.1, Ungava has undertaken to grant CRI the right and option to acquire, on an incremental basis, up to an undivided 80% interest in the Ungava Property, in consideration of CRI incurring certain exploration, development, assessment and other expenditures in respect of the Ungava Property. Certain expenditures were to be incurred by CRI between January 12, 2001 and January 12, 2005. During that period, CRI was to have possession and control of the Ungava Property under the Agreement;

6. At article 3, the Agreement provides that in the event that CRI acquires an 80% interest in the Ungava Property in accordance with the Option, Ungava and CRI shall be deemed conclusively to have formed a joint venture business relationship to carry out all mining work on the Ungava Property, subject to certain further conditions;

7. Article 2 of the Agreement provides that after CRI has earned an undivided 80% interest in the Ungava Property, it shall be responsible to pay 100% of all incurred expenditures to explore, develop and maintain the Ungava Property until such time as it has delivered a Bankable Feasibility Study respecting the establishment of a mine on the Ungava Property. As per article 1.1 a) of the Agreement, "Bankable Feasibility Study" means a feasibility study adequate to allow a chartered Canadian bank to lend 100% of funds required to put the Ungava Property into commercial production on the security of a charge on the Ungava Property and the facilities thereon at that time. Ungava's obligation to contribute 20% to the ongoing costs of exploring, developing and maintaining the Ungava

property will only commence upon acceptance of the Bankable Feasibility Study by a chartered Canadian bank;

8. The following sections of the Agreement are relevant to CRI's affirmative duties and obligations to Ungava:

> 8.2. During the currency of this Agreement, CRI shall:
>
> (....)
>
> b) deliver copies of all assessment reports and maps to Ungava Exploration as the same become available and will permit Ungava Exploration or its agents duly authorized in writing to enter upon the Property at any reasonable time to inspect the workings thereon and all assays, plans, maps, diamond drill cores, records and other data in its possession relating to the work done by it on the Property, provided that such inspections shall not interfere with the work being carried out thereon by CRI and that such inspections shall be at the sole risk and cost of Ungava Exploration, and provided only that Ungava Exploration will indemnify and save harmless CRI and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of Ungava Exploration or its representatives or agents under this Article 8.2 (b), including without limitation, bodily injuries or death or damage to property at any time resulting therefrom;
>
> (...)
>
> d) keep the Property unencumbered, except for permitted Encumbrances, or except as consented to by Ungava Exploration, which consent shall not be unreasonably withheld if the purpose of the Encumbrance is to further the exploration and development of the Property;
>
> e) use its best efforts to maintain the Property and all subject permits and claims in good standing during the Option Term;
>
> (...)
>
> 13.1. This Agreement including any applicable Schedules hereto constitutes the entire agreement between the parties and supersedes and replaces any other agreement or arrangement. There are not and shall not be any oral statements, representations, warranties, undertakings or agreements between the parties other than in this Agreement. This Agreement may not be amended or modified in any respect except by written instruments signed by the parties hereto.

13.2. Time shall be of the essence of this Agreement.

Section 3: Description of the claim for arbitration

9. CRI is in default of timely delivery of copies of assessment reports and maps to Ungava as the same became available to CRI, as provided in articles 8.2 b) and 13.2 of the Agreement;

10. CRI's actions in acquiring title to part of the Ungava Property without the written consent of all parties to the Agreement is a violation of article of 13.1 of the Agreement;

11. CRI has violated its contractual obligations to Ungava and its duties to conduct itself in good faith in its dealings with Ungava, provided by both the Agreement and the *Civil Code of Quebec*;

12. CRI has violated its duty of good faith towards Ungava in the course of the negotiations which led to the conclusion of the Agreement, as well as during the currency of the Agreement.

Section 4: facts in support of the claims

4.1 CRI's failure to disclose material facts to Ungava in the course of negotiations which led to the conclusion of the Agreement

13. At all relevant times mentioned herein, Ungava's knowledge of the state of mineralization of the Ungava Property and its economic value was based upon reports of drillings and tests which had been performed periodically, beginning in the mid-sixties and up to 1997;

14. These tests had revealed the presence of nickel – copper – cobalt in massive to disseminated sulphide mineralization on the Ungava Property;

15. Save for a single assay of a concentrated sample carried out in about 1970, no other tests to determine the presence of Platinum Group Minerals ("PGM") in the Ungava Property were known to Ungava. That single assay had disclosed low PGM values;

16. Optionors who carried out a program of drilling in 1997 of the Expo Ungava Deposit; a massive sulphide based resource on the Ungava Property, and assayed drill core for copper and nickel but did not assay for PGMs.

17. Based on the knowledge afforded by these reports, Ungava had come to the conclusion that the Ungava Property did not warrant development by Ungava alone, but rather that it should be developed by a third party, on the basis of an option and joint venture agreement;

18. On or about October 2000, Mr. Glen Erikson, then President of both UMEI and Ungava, was approached by Mr. Glenn Mullan, president of CRI to discuss Option and Joint Venture Agreement with respect to the Ungava Property;

19. Negotiations ensued between Ungava, UMEI and CRI, which ultimately led to the conclusion of the Agreement;

20. During these negotiations, CRI was in possession of material information about the Ungava Property, which it deliberately failed to disclose to Ungava and UMEI, as more fully described hereafter;

21. During an unknown period up to and including September 2000, CRI, its agents and employees, had trespassed onto the Ungava Property and had carried out exploration work;

22. CRI admits that in the course of this exploration work, CRI discovered PGM-copper mineralization in the north-eastern area of the Ungava Property, more precisely at approximately 7 kilometres north-east of the Expo-Ungava deposit;

23. CRI admits that this PGM-copper discovery was hosted by peridotite from which some samples were collected;

24. CRI admits that these samples were assayed and the results returned PGM values ranging up to 4 g/t Platinum + Palladium as well as 2.6% copper;

25. This PGM copper discovery is referred to in a report entitled "Updated Technical Report on the Expo Ungava and Phoenix Properties" written by Robert Wares and dated June 2001, a copy of which was produced by CRI during these proceedings and which is filed in support hereof as Exhibit P-58;

26. The Claimants do not know the full extent of CRI's trespass and exploration of the Ungava Property prior to October 2000, nor are they aware of the extent of prior assay and exploration results obtained;

27. During the course of the negotiations which led to the conclusion of the Agreement, CRI never disclosed to Ungava their trespass upon and exploration of the Ungava Property nor the PGM-copper discovery referred to in paragraph 22 above

28. This PGM-copper discovery constituted a material fact, which shed very exciting new light on the state of mineralization of the Ungava Property and provided indication that it could contain mineable quantities of PGMs and other economic minerals in previously unevaluated rock types;

29. If Ungava had learned of the PGM-copper discovery as described in Robert Wares 2001 report, it would not have entered into the Agreement with CRI;

30. If Ungava had learned of the PGM – Copper discovery as described in Robert Wares 2001 report it would have sought full disclosure as to all exploration work and results obtained from the Ungava Property by CRI, its employees and agents prior to the time of negotiations with Ungava.

31. The discovery referred to in paragraph 22 above was only disclosed by CRI to Ungava during the course production of documents ordered in this Arbitration proceeding.

32. CRI may have disclosed information about the discovery referred to in paragraph 22 above in a press release dated March 9, 2001, a copy of which is filed in support hereof as Exhibit P-79;

33. CRI admits that additional exploration work by CRI, in August 2001, in the area of the paragraph 22 PGM-copper discovery led to the discovery of a broad zone of PGM mineralization associated with disseminated to massive sulphide mineralization, which is now referred to as the "TK Discovery". The paragraph 22 discovery and TK Discovery are in an area which in January 2001 comprised part of the Ungava Property;

34. The TK Discovery was announced by CRI in two press releases issued on October 1 and October 15, 2001, copies of which are filed in support hereof as Exhibit P-79;

35. The area of the paragraph 22 of PGM copper discovery and the subsequent TK Discovery is now comprised in the Phoenix Prospect wholly owned by CRI, as a result of the illegal and dishonest acquisition by CRI of a portion of the Ungava Property, as more fully explained in the following paragraphs;

4.2 <u>CRI's acquisition of title to part of the Ungava Property</u>

36. During the months of May, June, July, August and September 2001, CRI took steps to dishonestly acquire title to portions of the Ungava Property, located on its northern perimeter, which portions were obtained by CRI and which are now comprised in CRI's 100% owned property known as the "Phoenix Prospect";

37. The portion of the Ungava Property obtained by CRI comprises the site of paragraph 22 PGM – copper discovery, the TK Discovery and Grid as well as the Mesamax North West Grid, an extensive geologically favourable structure for the discovery of recoverable mineral resources;

38. CRI's Title to this portion of the Ungava Property was achieved by deceit and without the consent of Ungava, by way of the following stratagem;

39. In October 2000, CRI obtained the Phoenix Prospect permit abutting the northern boundary of the Ungava Property in the vicinity of the paragraph 22 PGM – copper discovery;

40. During the months of May, June, July and August 2001, CRI prepared and presented to Ungava paperwork which it represented was part of the process of converting the Ungava Property into Map Designated Units ("MDUs"), as per changes required or permitted by the amended *Quebec Mining Act*;

41. On June 15, 2001, Mr. Glenn Mullan, president of CRI, represented to Mr. Erikson, president of UMEI, that he had commenced said conversion of the Ungava Property, which would be enlarged by the addition of "saw tooth" units to "old permit area 970";

42. Mr. Mullan further represented that this rationalization would have the effect of enlarging the Ungava Property from approximately 43,000 hectares to about 52,000 hectares and no part of old permit area 970 would be lost;

43. Prior to June 15, 2001, Mr. Mullan had supplied Mr. Erikson with a letter addressed to the "Service des titres" of the "ministère des Ressources naturelles" dated May 14, 2001, which was drafted for Mr. Erikson's signature. This letter stated: "we [UMEI] advise that we wish to abandon CDC 1005396 to 1005419 inclusive which are cells 10/10 to 10/33 on NTS 35H/11 map, and we request that they be recorded in the name of Canadian Royalties". A copy of this letter is filed in support hereof as Exhibit **P-2**;

44. On June 15, 2001, based on the representations made by Mr. Mullan, Mr. Erikson agreed to sign the May 14, 2001 letter he had been supplied with by CRI and returned it to CRI with a written confirmation that he understood that the resulting enlarged property would be subject to the Agreement. A copy of Mr. Erikson's letter is filed in support hereof as Exhibit **P-3**. The area subject to the abandonment comprises the area of the PGM – copper discovery and TK Discovery referred to in paragraph 22; CRI obtained Mr. Erikson's signature to the 14 May 2001 letter knowing that because of MDU numeration changes it could not be submitted to the Ministry, thereby deceiving Mr. Erikson.

45 On June 18, 2001, CRI sent a "Transfer of Mining Rights" to be executed by Mr. Erikson, which Mr. Mullan represented to Mr. Erikson, was required to transfer MDU's other than those referred to in paragraph 23. A copy of this letter is filed in support hereof as Exhibit **P-4**;

46. Mr. Mullan verbally represented to Mr. Erikson that the said conversion had resulted in units being recorded as belonging to UMEI, which should be shared with CRI because the latter had nearby properties which should share in the newly claimed acreage;

47. On June 21, 2001, Mr. Erikson sent to Mr. Mullan the "Transfer of Mining Rights" requested by the latter. In his covering letter to Mr. Mullan, Mr. Erikson confirmed the following: "you have indicated that this transfer facilitates the enlargement of the [Ungava] Property subject to our option and joint venture agreement which is otherwise (except for the enlargement of acreage) outstanding

and unamended as we executed it". A copy of this letter and enclosures are filed in support hereof as Exhibit **P-5**;

48. On or about July 10, 2001, Mr. Erikson received yet further forms to be signed by him on behalf of UMEI, to transfer MDUS to CRI. By letter dated July 10, 2001, Mr. Erikson returned the signed forms. A copy of this letter and enclosures is filed in support hereof as Exhibit **P-6**;

49. Ungava Minerals Corp. issued a Press Release dated July 3, 2001, indicating that the Company's property formerly known as permit 970 had been expanded by 20% in connection with changes in Quebec's mining law. A copy of this press release is filed in support hereof as Exhibit **P-7**;

50. CRI wrongfully obtained control of samples from the Ungava Property without Ungava's consent which CRI assayed or had others assay. Ungava is herein referring to pulp samples derived from 1997 drilling on the Ungava Property obtained by CRI from Robert Wares and other samples obtained from a collection of samples from the Ungava Property entrusted by Ungava to James Mungall and the University of Toronto which CRI had re-assayed in part.

51. CRI produced the Mungall Report of 2001 date 27 June 2001 for purpose of inducing prospective investors to acquire its offered securities in July 2001. Some of the assay results and interpretation found in the Mungall Report were published by CRI in an August 2001 press release. The existence of the Mungall Report of 2001 was concealed from Ungava in 2001.

52. On or about August 9, 2001, Mr. Mullan on behalf of CRI, forwarded documentation to Mr. Erikson whereby a transfer of a claim registered to CRI was to be registered to UMEI and a claim belonging to UMEI was to be transferred to CRI. A copy of this letter and enclosures are filed in support hereof as Exhibit **P-8**;

53. On August 21, 2001, Mr. Erikson, on behalf of UMEI, completed and returned to CRI the documentation as requested, as appears from Exhibit **P-8**;

54. CRI developed and executed the stratagem referred to above while in possession of material information about the Ungava Property which it had concealed from Ungava and the public and which it had an obligation to disclose to Ungava under the Agreement;

55. The objective of the stratagem referred to above was to obtain ownership of the part of the Ungava Property where the paragraph 22 PGM – copper discovery had been made and to create circumstances wherein CRI could put part of the Ungava Property into long term commercial production and obtain all of the revenues therefrom, while depriving Ungava of all revenues therefrom;

56. During the months of May, July, August and September of 2001, CRI carried out an exploration program on the Ungava Property as well as on the Phoenix Prospect;

57. CRI devised a course of action calculated to give rise to the impression that CRI had found PGMs on the Ungava Property honestly in 2001 and to delay the announcement of the discovery of mineralization in peridotite such as comprised the PGM copper discovery of Paragraph 22;

58. By reason of the paragraph 57 course of action the Claimants were deceived on a continuing basis as to the true state of CRI's knowledge of the mineralization on the Ungava Property, as was the public. As a result the Claimants do not now know the full extent of exploration on and exploration results obtained from the Ungava Property by CRI to date;

59. A report on that exploration program carried out in 2001 on the Ungava Property and the Phoenix Prospect was prepared. It was titled "Technical Report on the South Trend Group of Properties", authored by Messrs. Langis Plante and Todd Keast and dated February 20, 2002 (hereinafter referred to as the "Plante Report"). A copy of the Plante Report is filed in support hereof as Exhibit **P-9**;

60. The Plante Report essentially documented the presence of nickel and copper reserves on the Ungava Property as was already known from historic reports, but further indicated the widespread discovery of nickel-copper-platinum-palladium on the Ungava Property and the Phoenix Prospect;

61. The Plante Report was sent by CRI to Ungava by regular mail, rather than courier services was customarily used by the parties when exchanging documentation;

62. The Plante Report was only received by Ungava on April 5, 2002, being approximately six weeks after its date, in contravention with articles 8.2 b) and 13.2 of the Agreement;

63. Upon review of the Plante Report on April 7, 2002, Mr. Erikson immediately noticed that part of the Phoenix Prospect comprised territory that had been part of the Ungava Property at the time of the Agreement;

64. By letter of April 7, 2002, Ungava immediately notified CRI that it was disputing CRI's title to the Phoenix Prospect, that CRI had caused the Ungava Property to be diminished in violation of section 13.1 and 8.2(e) of the Agreement, that the transfer was not authorized as required by the Agreement and that the matter would be referred to arbitration. A copy of this letter is filed in support hereof as Exhibit **P-10**;

4.3 <u>CRI's failure to provide reports to Ungava</u>

65. On April 7, 2002, Mr. Erikson had spoken with Mr. Mullan and requested that Ungava be supplied with copies of two reports on exploration works on the

Ungava Property, referred to in the Plante Report, namely a Report by Robert Wares of 2001, titled "Updated Technical report on the Expo Ungava and Phoenix Properties" (the "Wares 2001 Report"), as well as a Report by J. Mungall of 2001 titled "Report on Assays of Rock Samples from Cape Smith Fold Belt" (the "Mungall Report"). This request was confirmed in a letter sent to Mr. Mullan by facsimile.

66. Mr. Mullan had verbally replied to Mr. Erikson's verbal request that the Wares 2001 Report was merely an updated and virtually unchanged version of Mr. Wares' November 1997 Report, titled "Report on the 1997 Exploration Program Ungava Project New Quebec", which had been submitted to Ungava Minerals Corp. at that time; Mr. Mullan did not indicate verbally that he would not be sending Mr. Erikson the Mungall Report.

67. By letter dated April 10, 2002, Ungava again requested from CRI that it be supplied with copies of the Wares 2001 Report, the Mungall Report and all reports, maps and data related to the Phoenix Prospect (the "Phoenix Prospect Information"). A copy of this letter is filed in support hereof as Exhibit **P-11**;

68. By letter dated April 17, 2002, Ungava again reiterated the request for delivery of the Wares 2001 Report, the Mungall Report and the Phoenix Prospect information. That letter also declared CRI in default of timely disclosure of those Reports and the Plante Report, as provided by articles 8.2(b) and 13.2 of the Agreement. A copy of this letter is filed in support hereof as Exhibit **P-12**;

69. CRI failed to deliver the 2001 Wares Report, the Mungall Report in contravention with articles 8.2 b) and 13.2 of the Agreement but only did so as part of the proceedings of this arbitration. CRI has also not provided the Phoenix Prospect Information;

Section 5: Relief sought by claimant ungava

70. As a result of the foregoing, Ungava seeks the following relief:

(a) that Ungava be supplied with the Phoenix Prospect Information, as well as with all exploration data, reports and other information to which it is entitled under the terms of the Agreement, including under articles 8.2 b) and 13.2 thereof;

(b) that the transfer of the portion of the Ungava Property merged into the Phoenix Prospect be annulled and that said portion of the Ungava Property be returned to UMEI and that CRI be ordered to do everything necessary to give effect of such annulment;

(c) that the Agreement be terminated or annulled as a result of CRI's breach of its contractual obligations and statutory duty of good faith towards Ungava

in the course of negotiations leading to the conclusion of the Agreement as well as during the currency of the Agreement;

(d) That the restitution of prestations be ordered, save for the prestations received by Claimants from CRI under the Agreement;

(e) That the entire Phoenix Property be ordered transferred to the Claimants as being property obtained by CRI in breach of trust respecting information wrongfully obtained by CRI from the Ungava Property and concealed from Ungava.

(f) That all samples, drill core, reports, records, maps and other things derived or related to the Ungava Property or the Phoenix Property be turned over to Ungava;

(g) The Claimants' costs of this proceeding on the basis of complete indemnity;

71. The present arbitration statement of Claim demand is based upon Ungava's current knowledge of the relevant facts. Ungava therefore reserves its rights to make further allegations against CRI and to seek further relief as additional facts that warrant such action are discovered.

Montréal, this 26th day of July, 2002.

____

Glen Erikson on behalf of the Claimants as President of Ungava Mineral Exploration Inc. and director of Ungava Minerals Corp.

____

c/o Menard Mageau
Valiquette
Suite 910
500, Rene Levesque Blvd.
W.
Montreal, Quebec,

____

H2Z 1W7

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario, and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec Securities Act – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:
A designation of class of securities held
D present balance of class of securities held
E nature of ownership (see List of Codes)
F identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections A to F :
A Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
B Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
C Indicate for each transaction:
- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in American dollars, check the space under "$ US"

List of Codes

BOX 5 C Nature of transaction

General

Aquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pusuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in nature of ownership	90
Other	97

D Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

E Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

F For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of each of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filled by facsimile in accordance with National instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 4th Avenue S.W.
Calgary, AB, T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC, V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Facsimile: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB, R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Facsmile (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NFLD, A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS, B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON, M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Facsimile: (416) 593-3666

Commission des valeurs mobilieres du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ, H4Z 1G3
Attention: Responsible de l'accΠs B l'information
Telephone: (514) 940-2150 or
(800) 361-5072 (in Qu9bec)
Facsimile: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK, S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Facsimile: (306) 787-5899

* For questions about the collection and use of personal information

** in Qu9bec questions about the collection and use of personal information may also be addressed to the Commission d'accΠs B l'information du Qu9bec (1-888-528-7741)

82-4436

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

UNGAVA MINERALS CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☒ YES ☒ NO

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 28 MM 11 YY 00

DD MM YY (blank)

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ERIKSON

GIVEN NAMES: GLEN

NO. STREET APT

CITY: PROVIDENCIALES

PROV: TURKS & CAICOS ISLANDS POSTAL CODE

BUSINESS TELEPHONE NUMBER: 649 - 946 - 5638 EXT

BUSINESS FAX NUMBER: 649 - 946 - 5638

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☒ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☐ BRITISH COLUMBIA ☒ QUEBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, C AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	2,525,473	03	09	02	47		2,525,473	N/A	☐	0	1	SEE REMARK 1.
COMMON SHARES	375,080								☐	375,080	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. GIFT TO THE INTERNATIONAL GENERAL TRUST

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GLEN ERIKSON

SIGNATURE: [signature]

DATE OF THIS REPORT: DD 12 MM 09 YY 02

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario, and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of reporting Issuer

Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data

Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec Securities Act – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the Insider

Provide your name, address and business telephone number.

BOX 4 Jurisdiction

Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes

Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

A designation of class of securities held
D present balance of class of securities held
E nature of ownership (see List of Codes)
F identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections A to F:

A Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
B Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
C Indicate for each transaction:

- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in American dollars, check the space under "$ US"

List of Codes

BOX 5 C Nature of transaction

General

Aquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pusuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in nature of ownership	90
Other	97

D Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

E Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

F For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks

Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing

Sign and date the report.

File one copy of each of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filled by facsimile in accordance with National instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 4th Avenue S.W.
Calgary, AB, T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC, V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Facsimile: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB, R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Facsmile (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NFLD, A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS, B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON, M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Facsimile: (416) 593-3666

Commission des valeurs mobilieres du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ, H4Z 1G3
Attention: Responsible de l'accñs B l'information
Telephone: (514) 940-2150 or
(800) 361-5072 (in Qu9bec)
Facsimile: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK, S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Facsimile: (306) 787-5899

* For questions about the collection and use of personal information

** in Qu9bec questions about the collection and use of personal information may also be addressed to the Commission d'accñs B l'information du Qu9bec (1-888-528-7741)

82-4436

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

UNGAVA MINERALS CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED: DD 03 MM 07 YY 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD MM YY

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALBAUM

GIVEN NAMES: LORNE HOWARD

NO.: 86 STREET: ALDERSHOT CRESCENT APT:

CITY: TORONTO

PROV: ONTARIO POSTAL CODE: M2P 1M1

BUSINESS TELEPHONE NUMBER: 416 - 304 - 1932 EXT

BUSINESS FAX NUMBER: 416 - 304 - 0240

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☐ BRITISH COLUMBIA ☒ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	2,160,000								☐	2,160,000	3	SEE REMARK 1.
COMMON	4,523,182								☐	4,523,182	3	SEE REMARK 2.
COMMON	2,525,473	03	09	02		2,525,473			☐	2,525,473	3	SEE REMARK 3.

BOX 6. REMARKS

1. THESE SHARES ARE HELD BY ALBERTA RICHWEST INC.
2. THESE SHARES ARE HELD BY THE UNGAVA TRUST OF WHICH MR. ALBAUM IS THE SOLE TRUSTEE.
3. THESE SHARES ARE HELD BY THE INTERNATIONAL GENERAL TRUST.

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): LORNE ALBAUM

SIGNATURE

DATE OF THIS REPORT: DD 12 MM 09 YY 02